February 10, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0306
Attention: Brian Cascio, Accounting Branch Chief

Re:           Cree, Inc.
Annual Report on Form 10-K for the fiscal year ended June 29, 2008
Filed on August 20, 2008
File No. 000-21154

Dear Mr. Cascio:

Set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated January 29, 2009, relating to the Form 10-K for Fiscal Year Ended June 29, 2008 of Cree, Inc. (the “Company”).  This letter includes each comment from the letter in italics, with the Company’s response set forth immediately below.  The Company has repeated the headings and paragraph numbers from the letter for your convenience.

Form 10-K for the Fiscal Year Ended June 29, 2008
Item 1A. Risk Factors, page 10

1.
We note a number of your risk factors could apply to almost any business.  For example, many of the 21 bullet points in your first risk factor describe matters that could apply to any registrant.  In future filings, please ensure your risk factors specify the risks you face and quantify their impact so investors can evaluate how those risks affect your business.  See Item 503(c) of Regulation S-K.  Also, please disclose all material risks pursuant to

United States Securities and Exchange Commission
Division of Corporation Finance

this item and avoid using language in the heading paragraph before the first risk factor that would imply otherwise.

RESPONSE:

In response to the Staff’s comment, we note that the discussion of risk factors, in accordance with Item 503(c) of Regulation S-K, was intended as a discussion of the most significant factors that could impact the Company’s business and financial results, without including risks that could apply to any issuer.  The first risk factor highlights the risk of significant fluctuations in the Company’s operating results and margins.  We considered this volatility to be a risk specific to the Company.  The bullet points listed in support of this factor are examples of circumstances that could cause significant fluctuations in operating results and margins.  Nonetheless, we recognize that some of these bullet points may be viewed as too generic or as overlapping with the discussion of other risk factors and that the presentation could be improved by limiting the examples and avoiding overlap between these bullet points and other portions of the risk factor discussion.  In future filings, the Company will ensure that the risk factor discussion contains only a discussion of the most significant factors that could impact the Company’s business and financial results, without including risks that could apply to any issuer, and explains how each risk factor could affect the Company.

With respect to the language in the heading paragraph before the first risk factor, we note that this language was intended to impress upon the reader that the discussion of risk factors does not include unknown risks or immaterial risks or risks faced by all issuers.  In light of the Staff’s comments, however, in future filings the Company will avoid using language that could imply that the discussion of risk factors includes less than all risk factors required by Item 503(c).

Item 11. Executive Compensation, page 87
Compensation Discussion and Analysis, page 28

2.
In future filings, throughout your Compensation Discussion and Analysis please include a comprehensive discussion of how you determined each named executive officers’ compensation.  This disclosure should include a discussion about each element of compensation such as base salary, cash bonus and long term equity incentive compensation.  Your Compensation Discussion and Analysis should also be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  This should include explanation of the reasons for the differences in the amounts of compensation awarded to the named executive officers.  We

United States Securities and Exchange Commission
Division of Corporation Finance

refer you to Release 33-8732A, Section II.B.1.  For example, we note the disparity between your chief executive officer’s compensation and that of the other named executive officers and your future filings should provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.  See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and, in future filings, will provide a more detailed discussion in Compensation Discussion and Analysis of how each named executive officer’s compensation was determined, including a discussion of each element of compensation.  Further, we will provide an explanation of the reasons for material differences in the amounts of compensation awarded to the named executive officers.  With respect to compensation policy differences regarding individual executive officers, we note that we have disclosed all material differences in our Compensation Disclosure and Analysis, and we will continue to disclose all material differences in future filings.

3.
We note you state in the third full paragraph on page 29 of your proxy statement that you use two compensation data from two sources.  While it appears you have listed the “peer group” companies in the subsequent paragraph, it does not appear you have identified the four different published market surveys or their components.  In future filings, please identify the surveys you used and their components, including component companies, the elements of compensation that are benchmarked and how such benchmarks are determined.

RESPONSE:

While the Company acknowledges the Staff’s comment, the Company respectfully submits that compensation was not determined by benchmarking against any specific survey or company.  Our Compensation Committee engaged a consultant who blended published surveys and peer group proxy data to derive recommended target compensation ranges.  The surveys comprised aggregated data from over one hundred companies, and the consultant did not analyze the compensation practices of the individual component companies in the surveys.  The consultant did, however, analyze the compensation practices of the specific peer group companies when developing the recommended target compensation ranges.  These peer group companies were disclosed in our proxy statement.  In future filings, where applicable, we will provide the names of the published surveys used by our consultant, the categories of companies included in the surveys, and where available the approximate number of companies that participated in the

United States Securities and Exchange Commission
Division of Corporation Finance

surveys in order to provide additional context with respect to the survey data.  Because our consultant does not analyze and we do not utilize information with respect to the individual compensation practices of survey component companies, we respectfully submit that providing a comprehensive list of over one hundred companies who participate in the surveys would not enhance investor understanding of our compensation process.

4.
We note your disclosure that you seek “…a target range that is between the 50th percentile and the 75th percentile of competitive market compensation…,” but that base salary may “vary from the target range….”  Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range.  If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE:

The Company notes the Staff’s comment and, in future filings, will discuss in Compensation Discussion and Analysis each component of the named executive officer’s compensation relative to the target range in additional detail and include an analysis of actual payments made under each element.  Should any named executive officer be compensated at levels that are materially different from the targeted levels of compensation, we will provide further discussion and analysis.

United States Securities and Exchange Commission
Division of Corporation Finance

Base Salary, page 30

5.
We note your disclosure about how annual salaries are set taking into account “the Company’s performance, the executive’s experience, qualifications and scope of responsibilities, the goals and objectives established for the executive, [and the] performance of the executive.”  In future filings, please describe specifically how these factors were used to make compensation decisions during the applicable periods, including discussing how the committee determined the compensation amounts and avoiding the use of boilerplate disclosure in this section.  If instead compensation decisions were based on the subjective discretion of the committee, please say so clearly and directly without implying that objective factors were used.

RESPONSE:

The Company acknowledges the Staff’s comment.  As disclosed in our Compensation Discussion and Analysis, the Compensation Committee considers a number of factors in determining compensation.  Consideration of these factors is necessarily subjective.  In future filings, we will clearly state in the Compensation Discussion and Analysis that consideration of these factors involves the subjective discretion of the Committee, and we will describe more specifically how these factors were used in compensation decisions.

Performance-Based Incentive Compensation, page 30

6.
You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee.  In future filings, please provide additional disclosure and analysis of how individual performance contributed to actual 2008 compensation for the named executive officers.  For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.  Also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Swoboda.  Please see Item 402(b)(2)(vii) of Regulation S-K.

United States Securities and Exchange Commission
Division of Corporation Finance

RESPONSE:

The Company notes the Staff’s comment.  In future filings, we will provide additional disclosure and analysis in the Compensation Discussion and Analysis regarding how individual performance contributed to actual compensation for the named executive officers and the factors the Committee considered in establishing personal objectives for the chief executive officer.

Performance Units, page 32

7.
We note your discussion of the incentive award to Mr. Swoboda in the form of performance units.  While you state “[t]his provided flexibility to require a portion of any future payments under the award be paid in shares” and permitted the award to “qualify for the performance based exemption under Section 162(m),” please tell us why payment of shares to Mr. Swoboda was important to the committee and why this program was not extended to other officers.  Please revise future filings to expand your disclosure about such awards including clarifying the reasons for such awards.

RESPONSE:

The requirement that the Company pay a portion of any payment under the performance units awarded to Mr. Swoboda in August 2007 in shares of Company stock reflected the desire of the Compensation Committee at that time that Mr. Swoboda increase his ownership stake in the Company.  The Committee did not consider it necessary to require that other executive officers accept payment of annual incentive compensation in shares based on a review of their share ownership relative to their positions.

For fiscal 2009, the Committee determined not to require partial payment in shares under the performance units awarded to Mr. Swoboda based on his increased share ownership.  There are presently no plans to require payment of performance units in shares in the future.  However, if the Company in the future does award performance units with terms that require payment or partial payment in shares, the Company will expand its disclosure about such awards in future filings including clarifying the reasons for such awards.

United States Securities and Exchange Commission
Division of Corporation Finance

Long-Term Equity Incentive Compensation, page 33

8.
In future filings, please explain with specificity how you determined the amounts of stock options to be granted to your named executive officers.  We note you state on the top of page 34 that the awards were the same as the prior year, yet revenue was below target and earnings only approximated the plan targets.  Please tell us why “revenue was below target established at the beginning of fiscal 2007 under the 2008 Plan,” yet on page 32 you appear to have achieved just over 100% of the revenue target under the 2008 Plan.  In future filings, please describe the elements of “corporate performance” and “individual performance” that are taken into account in granting these options.  Your revised disclosure also should clarify the reasons for the relative size of the grants among the officers.

RESPONSE:

The Company acknowledges the Staff’s comments and in future filings will include a more specific discussion of how the amounts of stock options granted to named executive officers were determined.  The Company will also describe with more specificity, when applicable, how the elements of “corporate performance” and “individual performance” affect option grants to the named executive officers and the reasons for the relative size of the grants among the executive officers.

Regarding the discussion on page 34 of the equity awards made in August 2007, the reference to the “2008 Plan” noted by the Staff was in error and should have referred to the 2007 plan.  We believe that the discussion as a whole, however, makes the intended meaning sufficiently clear that the effect of the error is immaterial.  In that discussion, we explained that in approving these grants the Committee considered, among other factors, corporate and individual performance for fiscal 2007.  This was followed by the sentence stating that “[r]evenue for the year was below the target established at the beginning of fiscal 2007 under the 2008 [sic] Plan.”  Because these are annual plans adopted for each fiscal year, the reference to the target established at the beginning of fiscal 2007 makes clear that the fiscal 2007 plan was intended.

United States Securities and Exchange Commission
Division of Corporation Finance

Item 13.  Certain Relationships and Related Transactions…, page 87
Certain Transactions, page 7

9.
We note you do not appear to have filed as exhibits the agreements described in this section including the Transition Services Agreement between COTCO and Holdings.  Please tell us where you have filed these agreements or file them in future filings.  See Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submit that the following agreements described in this section have been filed with the Securities and Exchange Commission:

•
Share Purchase Agreement, dated March 11, 2007, between COTCO Holdings Limited (now known as United Luminous International (Holdings) Limited) and the Company, Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated March 30, 2007, as filed with the Securities and Exchange Commission on April 2, 2007.

•
Supply Agreement, dated March 30, 2007, between Light Engine Limited and the Company, Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 24, 2007, as filed with the Securities and Exchange Commission on August 2, 2007.

The other agreements described in this section have not been filed with the Securities and Exchange Commission as they are not required to be filed pursuant to Regulation S-K Item 601.  None of these agreements meets the definition of “material contracts” set forth in Regulation S-K Item 601(b)(10), as they are immaterial in amount and significance (Regulation S-K Item 601(b)(10)(ii)(A)) as described below.

•
Transition Services Agreement, dated March 30, 2007, between COTCO Luminant Device Limited (now Cree Hong Kong Limited or COTCO), COTCO Holdings Limited (now known as United Luminous International (Holdings) Limited or Holdings), and the Company.  Under this agreement, COTCO paid Holdings monthly fees totaling approximately $25,000 for the services and use of the systems, and Holdings agreed to pay COTCO a monthly service fee of approximately $4,200.  The agreement also allowed COTCO use of certain premises in return for reimbursement of the costs of Holdings associated with such use.  COTCO vacated the premises in the first quarter of

United States Securities and Exchange Commission
Division of Corporation Finance

fiscal 2008 and sold furniture and fixtures from the previously used premises to Holdings for approximately $0.4 million. Accordingly the net amount paid by COTCO to Holdings was approximately $50,000. The purpose of this agreement was to facilitate an orderly transition of administrative support services and facilities following our acquisition of COTCO as a matter of convenience and it is immaterial in amount and significance to the Company.
•
Manufacturing Agreement, dated as of May 31, 2007, between Light Engine Limited and LED Lighting Fixtures, Inc. (now Cree LED Lightings Solutions, Inc. or LLF).  This agreement provides that Light Engine will combine materials consigned by LLF with raw materials procured by Light Engine to manufacture, assemble and test solid state lighting fixtures for LLF.  LLF reimburses Light Engine for the raw materials Light Engine supplies and pays Light Engine an assembly fee and a management and logistics fee for the solid state lighting fixtures.  During fiscal 2008, subsequent to the acquisition of LLF by the Company, LLF incurred fees of approximately $1.4 million payable to Light Engine for lighting fixtures manufactured pursuant to the Manufacturing Agreement.  The Company regarded this agreement immaterial in amount and significance.

•
Distribution Agreement, dated as of May 31, 2007, between Light Engine Limited and LED Lighting Fixtures, Inc. (now Cree LED Lightings Solutions, Inc. or LLF).  Under the Distribution Agreement, LLF appointed Light Engine as the exclusive distributor of LLF’s LR6 products in China, Hong Kong, Taiwan, Macau, Australia and New Zealand, and as a non-exclusive distributor of the products in certain countries in Southeast Asia.  No sales occurred under the Distribution Agreement between February 29, 2008 and June 29, 2008.

If at any time any of these agreements is no longer immaterial in amount or significance, we will file the agreement in accordance with Regulation S-K Item 601.  In our future filings, we will continue to disclose the existence of the agreements, the approximate dollar value of transactions under the agreements and the interest of the related parties in accordance with Regulation S-K Item 404(a).

10.
We note your disclosure here is nearly identical to the disclosure in Note 15 to your financial statements.  In future filings, please ensure that each related party transaction required to be described under Item 404(a) of Regulation S-K is clearly described in this section including the name of the related person and the related person’s interest in the transaction, rather than using the disclosure from the financial statements, which may apply a different standard than Item 404(a).  For example, it is unclear from your

United States Securities and Exchange Commission
Division of Corporation Finance

disclosure regarding Light Engine and LLF who is the related party and what is their interest in the transaction.

RESPONSE:

The Company notes the Staff’s comment and respectfully submits that the related person transaction disclosures were prepared to comply with Item 404(a) of Regulation S-K.  We then inserted the same disclosures prepared for our proxy statement into our related transaction disclosure for the financial statements.  The name of the related person and the related person’s interest in the transaction is disclosed the first time the related person is mentioned in the section.  As we disclose several transactions involving the same related person, we attempted to make our disclosures more transparent and less confusing for investors by not repeating the same information regarding the related person’s interest in the transaction in each paragraph that describes a transaction with that related person.

Review and Approval of Related Person Transactions, page 9

11.
We note your disclosure that the Audit Committee is responsible for the approval of related person transactions.  In future filings, please expand your disclosure to more closely conform to Item 404(b) of Regulation S-K.  For example, include a discussion of the types of transactions that are covered by such policies and procedures, the standards to be applied pursuant to such policies and procedures, and how such policies and procedures are evidenced.

RESPONSE:

Item 404(b) of Regulation S-K requires that we describe our policies and procedures for the review, approval, or ratification of related person transactions.  Those policies and procedures are set forth in the Company’s Audit Committee Charter.  The Charter provides that the Company is not authorized to engage in any related person transaction unless the Audit Committee approves the transaction.  The Charter defines the term “related person transaction” as “transactions required to be disclosed pursuant to SEC Regulation S-K, Item 404, and to any other transaction for which Committee approval is required pursuant to applicable law or listing standards applicable to the Company.”  Accordingly, in future filings, we will disclose that pursuant to its charter, the Audit Committee must approve any related person transaction, which is defined in the Charter as any transaction required to be disclosed pursuant to SEC Regulation

United States Securities and Exchange Commission
Division of Corporation Finance

S-K, Item 404, and any other transaction for which Audit Committee approval is required pursuant to applicable law or listing standards applicable to the Company.

Form 8-K filed as of October 21, 2008
Exhibit 99.1, page 7

12.
We note that you present your non-GAAP measures in the form of Consolidated Statements of Income.  This format may be confusing to investors as it reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP cost of sales, non-GAAP gross margin, non-GAAP research and development, non-GAAP sales, general and administrative expense, non-GAAP amortization of acquisition related intangibles, non-GAAP operating expenses, non-GAAP operating  income, non-GAAP income from continuing operations, non-GAAP income taxes expense (benefit), non-GAAP net income and non-GAAP earnings per share.  In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format.  Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) or Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•
To eliminate investor confusion, please remove the non-GAAP consolidated statements of operations from all future filings and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations.

•
Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.  At that time, we may request an amendment to the Form 8-K.

United States Securities and Exchange Commission
Division of Corporation Finance

RESPONSE:

In accordance with the Staff’s comment, we will not provide non-GAAP financial information in a format that appears to be non-GAAP Consolidated Statements of Income furnished under Item 2.02 of Form 8-K, beginning with the release of financial results for our fiscal third quarter ending March 29, 2009.  Instead, we will only disclose, in information furnished under Item 2.02 of Form 8-K, those non-GAAP measures used by management that we wish to specifically highlight, along with the appropriate reconciliations.

Further, in accordance with the Staff’s comment, we will ensure that our disclosures in information furnished under Item 2.02 of Form 8-K including non-GAAP measures also provide a discussion of the nature of each excluded item and why we believe that such measures provide useful information to investors.

The information that we furnish under Item 2.02 of Form 8-K and in any accompanying exhibit is not incorporated by reference into any Company registration statement, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing.

****

 In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Division of Corporation Finance

If you have any questions regarding any of the responses in this letter, please contact me at (919) 313-5359.

Sincerely,

CREE, INC.

/s/ John T. Kurtzweil
John T. Kurtzweil
Executive Vice President and
Chief Financial Officer